FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Barrette Raymond	2. Issuer Name and Ticker or Trading Symbol White Mountains Insurance Group, Ltd. (WTM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o White Mountains Insurance Group, Ltd. 28 Gates Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 30, 2002
(Street) White River Junction, VT 05001		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares	12/30/02	12/30/02	F		389(1)	D	$323.50(2)	23,416	D
Common Shares	12/30/02	12/30/02	M		1,000	A	$125.30	24,416	D
Common Shares	12/30/02	12/30/02	G	V	1,500	D	$323.50	22,916	D
Common Shares								426(3)	I	401K
Common Shares								3,700	I	IRA
Common Shares (restricted)								17,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Shares Options	$125.30	12/30/02	12/30/02	M			1,000	(4)	(5)	Common Shares	1,000		7665	D
Phantom Shares	1 for 1									Common Shares			7,630(6)	D

Explanation of Responses:

(1) Common Shares delivered to WTM as payment for the December 30, 2002 exercise of options to purchase 1,000 Common Shares of WTM pursuant to that certain Incentive Stock Option Agreement between WTM and the Reporting Person dated February 28, 2000.
(2) Based on WTM's closing market price per Common Share on December 30, 2002
(3) Between January 1, 2002 and November 30, 2002, the Reporting Person acquired 12 shares of WTM's Common Shares under the OneBeacon Insurance Group 401(k) plan. The information in this report is based on a plan statement dated as of November 30, 2002.
(4) Reporting Person was originally granted 9,000 options to purchase Common Shares on February 28, 2000. 900 options become exercisable annually over a ten-year period. Options to purchase 335 Common Shares of WTM were exercised on December 27, 2001.
(5) Unexercised options expire ten years from the date of original grant.
(6) In March 2002, the Reporting Person was credited with 22 Phantom Shares representing dividends on deferred compensation balances payable at a future date in cash. Dividends are reinvested automatically into Phantom Shares on the date the dividends are deemed to be paid.

By: /s/ Dennis P. Beaulieu, Attorney-in-Fact **Signature of Reporting Person	December 31, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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